May 11, 2010

Suying Li
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C., USA

Re: Letter Dated April 27, 2010
      Lightlake Therapeutics, Inc.
      Form 10-K for the Fiscal Year Ended July 31, 2009
      Filed October 15, 2009
      Form 10-K/A for the Fiscal Year Ended July 31, 2009
      Filed March 16, 2010
      Form 10-Q for the Fiscal Quarter Ended January 31, 2010
      Filed December 21, 2009
      File No. 333-139915

Ms. Li:

In response to your letter dated April 27, 2010 Lightlake Therapeutics, Inc. has drafted and amended our previous Form 10-K/A and Form 10-Q/A and has resubmitted both amended forms.  In the Form 10-K/A our independent auditor report is now dated the correct date of October 3, 2009.  We have also updated our certifications per Rule13a-14(d)/15d-14(a) and Rule 13a-14(d)/15d-14(d) exhibits 31.1, 31.2, 32.1 & 32.2..

In response to the questions to our Form 10-Q for the fiscal Quarter ended January 31, 2010 we have included our interim statement of operations and statement of cash flows for the quarterly period ended January 31, 2009.  We have also expanded our discussion to explain why our general and administrative expenses increased from $8,693 in the six months ended January 31, 2009 to $1,314,987 in the six months ended January 31, 2010.

I believe the amended forms satisfy the comments made in the above mentioned letter.  The company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely;

/s/ Seijin Ki
Seijin Ki
Director and Secretary

cc. Dr. Roger Cyrstal

Lightlake Therapeutics, Inc.
Head Office : 54 Baker Street, 6th Floor, London, ENG W1U 7BU United Kingdom
Phone: 44-207-034-1943 Fax: 44-207-034-1941